Exhibit 99.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2024 and June 30, 2023

Presented in Euros (Thousands)

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2024	2023	2024	2023
Revenue	3, 23	24,861	24,729	48,672	47,588
Cost of revenue	3	(12,457)	(10,903)	(24,391)	(21,542)
Gross Profit		12,404	13,826	24,281	26,046

Selling, general and administrative expenses	3	(13,702)	(13,082)	(26,089)	(24,988)
Gain (Loss) on remeasurement of derivative liability	3, 6	38	(115)	(140)	(179)
Gain on settlement of convertible debt	3, 6	—	204	65	204
Gain (Loss) on remeasurement of deferred consideration	3, 5, 11	45	438	(600)	708
Operating Income (Loss)		(1,215)	1,271	(2,483)	1,791

Net interest expense and other financing charges	3	(930)	(368)	(1,522)	(964)
Gain (Loss) Before Income Taxes		(2,145)	903	(4,005)	827

Income taxes	24	(255)	(526)	(299)	(926)
Net Income (Loss)		(2,400)	377	(4,304)	(99)

Items to be reclassified to net income (loss):
Cumulative translation adjustment		387	(585)	4	(1,143)

Net Comprehensive Loss		(2,013)	(208)	(4,300)	(1,242)

Basic Income (Loss) Per Share		(0.10)	0.02	(0.18)	0.00
Diluted Income (Loss) Per Share		(0.10)	0.02	(0.18)	0.00

		Millions	Millions	Millions	Millions
Weighted average number of shares - basic		24.0	22.3	23.6	22.0
Weighted average number of shares - diluted		24.0	23.6	23.6	23.3

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		As at	As at
		June 30,	December 31,
	Note	2024	2023
Cash and cash equivalents	14	10,850	8,796
Trade and other receivables	15, 21	18,601	18,641
Prepaid expenses and other assets	16	2,756	1,655
Total Current Assets		32,207	29,092
Property and equipment		1,027	640
Right-of-use assets	12	3,124	3,233
Intangible assets	13	36,821	38,133
Goodwill	10	32,308	31,921
Other assets		358	348
Total Assets		105,845	103,367

Trade payables and other liabilities	17, 21	20,057	21,846
Income taxes payable	24	718	917
Lease obligations on right of use assets	18	730	709
Deferred consideration	5, 11	1,797	1,513
Derivative liability	6	154	471
Convertible debt	6	463	2,445
Loans payable		6,702	—
Total Current Liabilities		30,621	27,901
Deferred income tax liabilities	24	699	852
Lease obligations on right of use assets	18	2,464	2,568
Deferred consideration	5, 11	-	1,426
Other non-current liabilities		373	373
Total Liabilities		34,157	33,120

Share capital	7	131,405	120,015
Shares to be issued		-	3,491
Contributed surplus		17,729	19,887
Accumulated deficit		(80,367)	(76,063)
Accumulated other comprehensive income		2,921	2,917
Total Equity		71,688	70,247
Total Liabilities and Equity		105,845	103,367

See accompanying notes to the interim unaudited condensed consolidated financial statements.

Approved on behalf of the Board

Matevž Mazij	Holly Gagnon
Chief Executive Officer	Independent Lead Director

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

							Accumulated
							other
		Share	Shares to	Broker	Contributed	Accumulated	comprehensive	Total
	Note	capital	be issued	warrants	surplus	Deficit	income (loss)	Equity
Balance as at January 1, 2023		109,902	6,982	38	20,745	(72,227)	4,094	69,534
Shares issued upon exercise of convertible debt	6	2,127	—	—	—	—	—	2,127
Shares issued as deferred consideration	4,5,11	4,595	(3,491)	—	—	—	—	1,104
Exercise of restricted share units	9	213	—	—	(213)	—	—	—
Exercise of deferred share units	9	218	—	—	(218)	—	—	—
Exercise of stock options	9	6	—	—	(2)	—	—	4
Share-based compensation	9	—	—	—	1,284	—	—	1,284
Net loss for the period		—	—	—	—	(99)	—	(99)
Other comprehensive loss		—	—	—	—	—	(1,143)	(1,143)
Balance as at June 30, 2023		117,061	3,491	38	21,596	(72,326)	2,951	72,811

Balance as at January 1, 2024		120,015	3,491	—	19,887	(76,063)	2,917	70,247
Shares issued upon exercise of convertible debt	6	2,704	—	—	—	—	—	2,704
Shares issued as deferred consideration	4,5,11	5,630	(3,491)	—	—	—	—	2,139
Exercise of restricted share units	9	1,799	—	—	(1,799)	—	—	—
Exercise of deferred share units	9	764	—	—	(764)	—	—	—
Exercise of stock options	9	493	—	—	(199)	—	—	294
Share-based compensation	9	—	—	—	604	—	—	604
Net loss for the period		—	—	—	—	(4,304)	—	(4,304)
Other comprehensive Income		—	—	—	—	—	4	4
Balance as at June 30, 2024		131,405	—	—	17,729	(80,367)	2,921	71,688

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Six Months Ended June 30,
	Note	2024	2023
Operating Activities
Net loss		(4,304)	(99)
Add:
Net interest expense and other financing charges	3	1,522	964
Depreciation and amortization	3	7,871	5,963
Share based compensation	3, 9	604	1,284
Loss on remeasurement of derivative liability	3, 6	140	179
Gain on settlement of convertible debt	3, 6	(65)	(204)
Loss (gain) on remeasurement of deferred consideration	3, 5, 11	600	(708)
Unrealized foreign exchange loss (gain)		8	(337)
Income tax expense	24	299	926
		6,675	7,968
Change in working capital	22	(3,925)	(2,001)
Income tax paid		(653)	(809)
Cash Flows generated from Operating Activities		2,097	5,158

Investing Activities
Purchases of property and equipment		(521)	(206)
Additions of intangible assets	13	(5,349)	(3,709)
Cash Flows Used In Investing Activities		(5,870)	(3,915)

Financing Activities
Proceeds from exercise of stock options	9	294	4
Repayment of convertible debt	6	(455)	(939)
Repayment of lease liability	18	(350)	(154)
Proceeds from (repayment of) loans		6,532	(107)
Interest and financing fees	22	(412)	(2)
Cash Flows Generated from (Used In ) Financing Activities		5,609	(1,198)

Effect of foreign currency exchange rate changes on cash and cash equivalents		218	(590)
Change in Cash and Cash Equivalents		2,054	(545)
Cash and cash equivalents at beginning of period		8,796	11,287
Cash and Cash Equivalents at end of period		10,850	10,742

Certain comparative figures have been reclassified to conform with current period presentation.

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1   GENERAL INFORMATION

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries (collectively, “Bragg” or the “Company”) are, primarily and collectively, a business-to-business (“B2B”) online gaming technology platform and casino content aggregator.  The Company acquired Oryx Gaming International LLC (“Oryx”) in 2018, Wild Streak LLC (“Wild Streak”) in 2021, and Spin Games LLC (“Spin”) in 2022.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

2   MATERIAL ACCOUNTING POLICIES

The interim unaudited condensed consolidated financial statements (“interim financial statements”) were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2023, which are available at www.sedarplus.ca.

Statement of compliance and basis of presentation

The accompanying interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting and do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

These interim financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The material accounting policies set out in note 2 of the audited consolidated financial statements for the year ended December 31, 2023 have been applied consistently in the preparation of the interim financial statements for all periods presented.

These interim financial statements were, at the recommendation of the audit committee, approved and authorized for filing by the board of directors of the Company (the “Board”) on August 8, 2024.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3   INCOME (LOSS) BEFORE INCOME TAXES CLASSIFIED BY NATURE

The income (loss) before income taxes is classified as follows:

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2024	2023	2024	2023
Revenue	23	24,861	24,729	48,672	47,588
Cost of revenue		(12,457)	(10,903)	(24,391)	(21,542)
Gross Profit		12,404	13,826	24,281	26,046

Salaries and subcontractors		(5,333)	(6,213)	(10,240)	(11,716)
Share based compensation	9	(420)	(526)	(604)	(1,284)
Total employee costs		(5,753)	(6,739)	(10,844)	(13,000)
Depreciation and amortization		(3,994)	(3,254)	(7,871)	(5,963)
IT and hosting		(1,192)	(1,060)	(2,260)	(2,037)
Professional fees		(1,518)	(657)	(2,393)	(1,286)
Corporate costs		(101)	(132)	(276)	(276)
Sales and marketing		(533)	(468)	(1,092)	(881)
Bad debt recovery (expense)	15	(121)	127	(103)	88
Travel and entertainment		(217)	(203)	(432)	(392)
Transaction and acquisition costs		—	—	—	(32)
Other operational costs		(273)	(696)	(818)	(1,209)
Selling, General and Administrative Expenses		(13,702)	(13,082)	(26,089)	(24,988)

Gain (Loss) on remeasurement of derivative liability	6	38	(115)	(140)	(179)
Gain on settlement of convertible debt	6	—	204	65	204
Gain (Loss) on remeasurement of deferred consideration	5, 11	45	438	(600)	708
Operating Income (Loss)		(1,215)	1,271	(2,483)	1,791

Accretion on liabilities	6, 11	(579)	(456)	(1,110)	(962)
Foreign exchange gain (loss)		(88)	150	(44)	131
Interest and financing fees		(263)	(62)	(368)	(133)
Net Interest Expense and Other Financing Charges		(930)	(368)	(1,522)	(964)
Income (Loss) Before Income Taxes		(2,145)	903	(4,005)	827

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4 ACQUISITION OF WILD STREAK LLC

On June 2, 2021, the Company announced that it had acquired Wild Streak LLC ("Wild Streak").

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Wild Streak in a cash and stock transaction for an undiscounted purchase price of EUR 24,680 (USD 30,075). Pursuant to the transaction, the sellers of Wild Streak received EUR 8,268 (USD 10,075) in cash at closing and should receive EUR 16,412 (USD20,000) worth of common shares of the Company over the next three years, subject to acceleration in the event of a change of control. The fair value of the share consideration is determined using a put option pricing model with volatility of 57.5%, annual dividend rate of 0%, and time to maturity of 1-3 years.

The fair value allocations which follow are based on the purchase price allocations conducted by management.

Balances
Purchase price:
Cash	8,206
Shares to be issued	13,746
Deferred consideration	62
Total purchase price	22,014

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	124
Accounts receivable	408
Trade payables and other liabilities	(87)
Net assets acquired and liabilities assumed	445

Fair value of intangible assets:
Brands	311
Customer relationships	10,857
Intellectual property	5,611
Goodwill	4,790

In the six months ended June 30, 2024, the Company issued 393,111 common shares of the Company as deferred consideration upon the third anniversary of the acquisition of Wild Streak. Subsequently a transfer of EUR 3,491 from shares to be issued to share capital was recorded in the consolidated statements of changes in equity.

In the year ended December 31, 2023, the Company issued 393,111 common shares of the Company as deferred consideration upon the second anniversary of the acquisition of Wild Streak. Subsequently a transfer of EUR 3,491 from shares to be issued to share capital was recorded in the consolidated statements of changes in equity.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5   ACQUISITION OF SPIN GAMES LLC

On June 1, 2022, the Company announced that it had acquired Spin Games LLC (“Spin”).

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Spin in a cash and share transaction for an undiscounted purchase price of EUR 17,179 (USD 18,402). Pursuant to the transaction, the sellers of Spin received EUR 10,626 (USD 11,383) in cash, EUR 1,426 (USD 1,528) in common shares of the Company and is expected to receive EUR 4,003 (USD 4,288) worth of common shares of the Company over the next three years. The fair value of the deferred consideration was determined using a put option pricing model with volatility of between 71.4% and 80.9%, annual dividend rate of 0%, and time to maturity of 1-3 years.

Concurrently with the payment of consideration on June 1, 2022, EUR 661 of loans payable to the sellers of Spin were settled in cash.

The fair value allocations which follow are based on the purchase price allocations conducted by management.

Balances
Purchase price:
Prepaid consideration	2,138
Cash paid upon business combination	8,488
Shares	1,426
Deferred consideration	4,003
Total purchase price	16,055

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	266
Trade and other receivables	405
Prepaid expenses and other assets	105
Property and equipment	107
Right-of-use assets	177
Trade payables and other liabilities	(923)
Deferred revenue	(364)
Lease obligations on right of use assets - current	(88)
Loans payable	(773)
Lease obligations on right of use assets - noncurrent	(89)
Net assets acquired and liabilities assumed	(1,177)

Fair value of intangible assets:
Intellectual property	1,471
Customer relationships	8,131
Gaming licenses	164
Brand	462
Trademarks	70
Goodwill	6,934

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5	ACQUISITION OF SPIN GAMES LLC (CONTINUED)

In the three and six months ended June 30, 2024, an accretion expense of EUR 170 and 305, respectively (three and six months ended June 30, 2023: EUR 121 and EUR 258) relating to deferred consideration was recorded in the interim unaudited condensed consolidated statements of income (loss) and comprehensive loss.

In the three and six months ended June 30, 2024, a gain on remeasurement of deferred consideration of EUR 45 and loss of 600, respectively (three and six months ended June 30, 2023: gain of EUR 438 and EUR 708) was recorded in the interim unaudited condensed consolidated statements of income (loss) and comprehensive loss.

On June 1, 2024, the company settled the second tranche of deferred consideration in stock amounting to EUR 2,139 (six months ended June 30, 2023: EUR 1,112).

As at June 30, 2024, the Company measured the present value of deferred consideration to be paid in common shares of EUR 1,797 recorded in current liability and EUR nil in non-current liabilities (December 31, 2023: EUR 1,513 in current liabilities and EUR 1,426 in non-current liabilities, respectively).

The present value of deferred consideration is measured by determining the period-end share price and the discount for lack of marketability (“DLOM”) applying Finnerty’s average-strike put option model (2012) applying a annual dividend rate of 0.0% and volatility of 58.3% resulting in a DLOM of 12.50% for the third anniversary settlement of consideration.

As at December 31, 2023, the fair value of deferred consideration as at December 31, 2023 is measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012). The assumptions include applying an annual dividend rate of 0.0% and volatility of between 55.3% and 64.5% resulting in a DLOM of 9.4% and 14.5% for the second and third anniversary settlement of consideration, respectively.

6   CONVERTIBLE DEBT

On September 5, 2022, the Company entered into a convertible security funding agreement (the “funding agreement”) for an investment of EUR 8,770 (USD 8,700) with Lind in the form of a convertible debt with a face value of EUR 10,081 (USD 10,000), bearing interest at an inherent rate of 7.5% maturing 24 months after issuance. Net proceeds after deducting transaction fees were EUR 8,053. The face value of the convertible debt has a 24-month maturity date and can be paid in cash or be converted into common shares of the Company at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Common shares of the Company issued upon conversion are subject to a 120-day lock-up period following deal close.

The Funding Agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20th of the outstanding balance or USD 1,000 if exchange volume is above a specified minimum, which conversions may be accelerated in certain circumstances. The Company also has the option at any time to buy back the entire remaining balance of the convertible debt, subject to a partial conversion right in favor of Lind to convert up to one-third of the outstanding amount into common shares of the Company in such circumstances. In connection with the convertible debt,

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6   CONVERTIBLE DEBT (CONTINUED)

Lind was issued warrants to purchase up to 979,048 common shares of the Company at a price of CAD 9.28 per share for a period of 60 months (Note 8).

The value of the convertible debt is equal to the value of the debt-like host instrument based on market participants’ current required yield for debt-like instruments with similar credit quality and terms (excluding the buy-back or conversion options), plus the value of the embedded derivatives.

The host debt component is fair valued by discounting the value of the expected future cash flows under the terms of the Funding Agreement using a market cost of debt of 7.5% for an equivalent non-convertible bond. The fair value of the convertible debt without the embedded derivatives (the “Host Debt”) has been estimated by reference to the income approach using a discounted cash flow (“DCF”) method. Using this approach, the present value of the Host Debt on September 5, 2022 was determined to be EUR 8,723 (USD 8,653).

On September 5, 2022, to value the embedded derivatives, representing the conversion options (“Conversion Options”), option pricing methodology by reference to a Monte Carlo Simulation model (“MCS”) has been applied as a series of 20 call options with a strike price of 87.5% of the 5-day future VWAP immediately prior to each conversion date. Key valuation inputs and assumptions used in the MCS are stock price of CAD 6.188, expected life of between 0.42 and 2.00 years, annualized volatility of between 65.32% and 75.54%, annual risk-free rate of between 3.6% and 3.7%, and annual dividend yield of 0.0%. Based on the average value from 10,000 simulated trials the aggregate fair value of the Conversion Options on September 5, 2022 was calculated as EUR 1,483 (CAD 1,935).

The aggregate fair value of the Host Debt and Conversion Options exceeds the transaction price of EUR 8,770. Therefore, under the provisions of IFRS 9, the embedded derivatives (being the Conversion Options) were fair valued first and the Host Debt was allocated the residual balance. The warrants component of the Convertible Debt was allocated the residual interest of EUR nil.

The Company incurred transaction costs of EUR 717 related to the issuance of the convertible debt and were allocated proportionally to the Host Debt and Conversion Options in the amount of EUR 596 and EUR 121, respectively. All costs allocated to the Conversion Options were expensed as transaction and acquisition costs under selling, general and administrative expenses in the consolidated statements of income (loss) and comprehensive loss.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6	CONVERTIBLE DEBT (CONTINUED)

	Convertible debt	Derivative liability	Total
Balance as at December 31, 2022	6,648	1,320	7,968
Accretion expense	1,536	—	1,536
Loss on remeasurement of derivative liability	—	47	47
Gain on settlement of convertible debt	—	(595)	(595)
Shares issued upon exercise of convertible debt	(1,841)	(286)	(2,127)
Repayment of convertible debt	(3,693)	—	(3,693)
Effect of movement in exchange rates	(205)	(15)	(220)
Balance as at December 31, 2023	2,445	471	2,916

Accretion expense	805	—	805
Loss on remeasurement of derivative liability	—	140	140
Gain on settlement of convertible debt	—	(65)	(65)
Shares issued upon exercise of convertible debt	(2,314)	(390)	(2,704)
Repayment of convertible debt	(455)	—	(455)
Effect of movement in exchange rates	(18)	(2)	(20)
Balance as at June 30, 2024	463	154	617

On June 30, 2024, the aggregate fair value of the Conversion Options was calculated as EUR 154 (CAD 227). Key valuation inputs and assumptions used are closing stock price of CAD 8.140, 5-day VWAP of CAD 7.980, expected life of between 0.00 and 0.08 years, and annual risk-free rate of between 5.38% and 5.40%.

On December 31, 2023, the aggregate fair value of the Conversion Options was calculated as EUR 471 (CAD 689). Key valuation inputs and assumptions used are stock closing price of CAD 6.780, 5-day VWAP of CAD 6.845, expected life of between 0.08 and 0.58 years, annual risk-free rate of between 5.1% and 5.59%.

For the three and six months ended June 30, 2024, an accretion expense of EUR 409 and 805 was recognised in net interest expense and other financing charges (three and six months ended June 30, 2023: EUR 335 and 704) in respect of the Host Debt component. For the three and six months ended June 30, 2024, a gain of EUR 38 and loss of EUR 140 on remeasurement of derivative liability (three and six months ended June 30, 2023: Loss of EUR 64 and 179) was recognised in the interim unaudited condensed consolidated statements of income (loss) and comprehensive loss.

Immediately prior to any conversion, the embedded derivative liability is remeasured at fair value through profit and loss. Key valuation inputs and assumptions used are closing stock price on dates of conversion of between CAD 6.910 and 8.750, 5-day VWAP of between CAD 6.910 and 8.827, expected life of between 0.06 to 0.56 years, annual risk-free rate of between 5.17% and 5.54%.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6	CONVERTIBLE DEBT (CONTINUED)

During the three and six months ended June 30, 2024, 288,067 and 504,215 shares, respectively, were issued upon exercise of Convertible Debt (Note 6) representing USD 2,500 of the total face value of USD 10,000. The Company also elected to settle USD 500 of the debt in cash upon delivery of a cash in-lieu of shares conversion notice for a total of USD 515.

During the three and six months ended June 30, 2023, 172,780 and 617,357 shares, respectively, were issued upon exercise of Convertible Debt. The company also elected to settle USD 1,000 of the debt in cash upon delivery of a cash in-lieu of shares conversion notice for a total of USD 1,030. Both of these transactions represented USD 3,000 of the total face value of USD 10,000 convertible debt.

Derivative and host debt balances representing the fair value of the converted debt are subsequently transferred to the share capital account in the interim unaudited condensed statements of changes in equity. Upon exercise, during the three and six months ended June 30, 2024, EUR 1,393 and EUR 2,314 was transferred from the host debt liability and EUR 243 and EUR 390 from derivative liability, respectively, to share capital in the interim unaudited condensed consolidated statements of changes in equity for a total of EUR 1,636 and EUR 2,704 respectively (three and six months ended June 30, 2023:  EUR 451 and EUR 1,841 from host debt liability and EUR 61 and EUR 286 from derivative liability for a total share capital of EUR 512 and EUR 2,126).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7    SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2023	Balance		21,107,968	109,902
January 10, 2023 to May 23, 2023	Issuance of share capital upon exercise of FSOs	9	2,450	6
April 6, 2023	Issuance of share capital upon exercise of DSUs	9	38,334	218
April 6, 2023	Issuance of share capital upon exercise of RSUs	9	40,000	213
January 13, 2023 to May 4, 2023	Shares issued upon exercise of Convertible Debt	6	617,357	2,127
June 1, 2023	Shares issued upon settlement of deferred consideration for Spin acquisition	5	357,739	1,104
June 8, 2023	Shares issued upon settlement of deferred consideration for Wild Streak acquisition	4	393,111	3,491
June 30, 2023	Balance		22,556,959	117,061

January 1, 2024	Balance		23,003,552	120,015
February 5, 2024 to June 5, 2024	Shares issued upon exercise of Convertible Debt	6	504,215	2,704
June 1, 2024	Shares issued upon settlement of deferred consideration for Spin acquisition	5	369,516	2,139
June 2, 2024	Shares issued upon settlement of deferred consideration for Wild Streak acquisition	4	393,111	3,491
April 1, 2024 to June 27,2024	Issuance of share capital upon exercise of FSOs	9	108,682	493
May 1, 2024 to May 29,2024	Issuance of share capital upon exercise of DSU	9	148,900	764
May 1, 2024 to May 14,2024	Issuance of share capital upon exercise of RSU	9	418,000	1,799
June 30, 2024	Balance		24,945,976	131,405

The Company’s common shares have no par value.

8	WARRANTS

The following are continuities of the Company’s warrants:

		Warrants
		issued as part of	Broker
Number of Warrants		convertible debt	warrants

January 1, 2023	Balance	979,048	16,886
June 30, 2023	Balance	979,048	16,886

January 1, 2024	Balance	979,048	—
June 30, 2024	Balance	979,048	—

Each unit consists of the following characteristics:

	Warrants
	issued as part of	Broker
	convertible debt	warrants
Number of shares	1	1
Number of Warrants	—	0.5
Exercise price of unit (CAD)	9.28	7.00

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9	SHARE BASED COMPENSATION

The Company maintains an Omnibus Incentive Equity Plan (“OEIP”) for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020. At the annual special meeting of shareholders of the Company held on April 28, 2021 the shareholders approved the increase in the common shares available for issuance as awards under the plan from 3,180,000 to 3,965,000

The following table summarizes information about the OEIP.

	DSU	RSU	FSO
				Weighted
	Outstanding	Outstanding	Outstanding	Average
	DSU Units	RSU Units	FSO Options	Exercise
	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2023	274,900	738,000	2,118,395	8.23
Granted	—	187,500	25,000	8.08
Exercised	(38,334)	(40,000)	(2,450)	2.30
Forfeited / Cancelled	—	—	(62,628)	9.45
Balance as at June 30, 2023	236,566	885,500	2,078,317	8.20

Balance as at January 1, 2024	225,154	498,000	1,777,438	8.43
Granted	—	—	165,000	6.69
Exercised	(148,900)	(418,000)	(108,682)	3.97
Expired	—	—	(50,000)	5.00
Forfeited / Cancelled	(49,588)	—	(114,209)	9.67
Balance as at June 30, 2024	26,666	80,000	1,669,547	8.56

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9	SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes information about the outstanding share options as at June 30, 2024:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	95,825	1	2.30	95,825	2.30
5.01 - 8.62	1,139,558	4	7.72	892,277	7.82
8.63 - 33.30	434,164	6	12.16	419,873	12.21
	1,669,547	4	8.56	1,407,975	8.75

The following table summarizes information about the outstanding share options as at June 30, 2023:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	240,400	1	3.07	240,400	3.07
5.01 - 5.60	200,000	1	5.60	200,000	5.60
5.61 - 8.62	1,112,471	5	7.80	872,267	7.91
8.63 - 33.30	525,446	7	12.39	352,524	12.60
	2,078,317	4	8.20	1,665,191	7.93

Fixed Stock Options (“FSOs”)

During the three and six months ended June 30, 2024, a share-based compensation charge of EUR 51 and EUR 149 (three months ended June 30, 2023: EUR 160 and EUR 419 respectively) has been recognized in the interim unaudited condensed consolidated statements of income (loss) and comprehensive loss.

During the three and six months ended June 30, 2024, the Company granted 120,000 share options with an exercise price of CAD 7.65 and a fair value of EUR 364 (three and six months ended June 30, 2023: 25,000 share options with an average exercise price of CAD 8.08 and a fair value of EUR 71).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9SHARE BASED COMPENSATION (CONTINUED)

The assumptions used to measure the grant date fair value of FSO options under the Black-Scholes valuation model for the three and six months ended June 30, 2024 were as follows:

Expected dividend yield (%)	0.0
Expected share price volatility (%)	64.3
Risk-free interest rate (%)	4.3
Expected life of options (years)	5.0
Share price (CAD)	7.93
Forfeiture rate (%)	0.0

The assumptions used to measure the grant date fair value of FSO options under the Black-Scholes valuation model for the three and six months ended June 30, 2023 were as follows:

Expected dividend yield (%)	0.0
Expected share price volatility (%)	64.3
Risk-free interest rate (%)	2.9
Expected life of options (years)	5.0
Share price (CAD)	7.56
Forfeiture rate (%)	0.0

During the three and six months ended June 30, 2024, 108,682 common shares of the Company were issued upon exercise of fixed stock options (three and six months ended June 30, 2023: 2,100 and 2,450 shares). Upon exercise of fixed stock options, for the three and six months ended June 30, 2024, EUR 199 (three and six months ended June 30, 2023: EUR nil) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity. Cash proceeds upon exercise of fixed stock options during the three and six months ended June 30, 2024, totaled EUR 294 (three and six months ended June 30, 2023: EUR 4).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9	SHARE BASED COMPENSATION (CONTINUED)

Deferred Share Units (“DSUs”)

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the OEIP, the Company may grant options of its shares at nil cost that vest immediately.

During the three and six months ended June 30, 2024, a share-based compensation charge of EUR 2 and EUR 5 (three and six months ended June 30, 2023: EUR 49 and EUR 114) has been recognized in the interim unaudited condensed consolidated statements of income (loss) and comprehensive loss.

During the three and six months ended June 30, 2024, 148,900 common shares were issued upon exercise of DSUs (three and six months ended June 30, 2023: 38,334). For the three and six months ended June 30, 2024, upon exercise of DSUs, EUR 764 (three and six months ended June 30, 2023: nil) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

Restricted Share Units (“RSUs”)

During the three and six months ended June 31, 2024, nil were granted (three and six months ended June 30, 2023: nil and 187,500 with a fair value of CAD 5.25 per unit determined as the share price at the date of grant).

During the three and six months ended June 30, 2024, a share-based compensation charge of EUR 367 and EUR 450 (three and six months ended June 30, 2023: EUR 317 and EUR 754) has been recognized in the interim unaudited condensed consolidated statements of income (loss) and comprehensive loss.

During the three and six months ended June 30, 2024, 418,000 common shares were issued upon exercise of RSUs (three and six months ended June 30, 2023: 40,000 common shares). For the three and six months ended June 30, 2024, upon exercise of RSUs, EUR 1799 (three and six months ended June 30, 2023: nil) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10   GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2023	31,662
Effect of Movement in exchange rates	259
As at December 31, 2023	31,921

Effect of movements in exchange rates	387
As at June 30, 2024	32,308

The carrying amount of goodwill is attributed to the acquisitions of Oryx, Wild Streak and Spin. The Company completed its annual impairment tests for goodwill as at December 31, 2023 and concluded that there was no impairment.

11   DEFERRED CONSIDERATION

The following is a continuity of the Company’s deferred consideration:

Balance as at January 1, 2023	3,297
Accretion expense	403
Shares issued as deferred consideration	(1,104)
Loss on remeasurement of deferred consideration	440
Effect of movement in exchange rates	(97)
Balance as at December 31, 2023	2,939

Accretion expense	305
Loss on remeasurement of deferred consideration	600
Shares issued as deferred consideration	(2,139)
Effect of movement in exchange rates	92
Balance as at June 30, 2024	1,797

As at June 30, 2024 EUR 1,797 is recorded as the short-term portion of deferred consideration (December 31, 2023: EUR 1,513) and EUR nil is recorded as the long-term portion (December 31, 2023: EUR 1,426).

Spin Games LLC

The Company completed the acquisition of Spin effective on June 1, 2022. The Company agreed deferred consideration payments in common shares of the Company over three years from the effective date recorded with a present value of EUR 4,003. The DLOM on June 1, 2022, was determined by applying Finnerty’s average-strike put option model (2012) with a volatility of between 71.4% and 80.9%, an annual dividend rate of 0% and time to maturity of 1-3 years.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11   DEFERRED CONSIDERATION (CONTINUED)

In the three and six months ended June 30, 2024, an accretion expense of 170 EUR and 305 EUR respectively, (three and six months ended June 30, 2023: EUR 121 and EUR 258) was recorded in the interim unaudited condensed consolidated statements of income (loss) and comprehensive loss.

In the three and six months ended June 30, 2024, a gain of EUR 45 and loss of EUR 600 on remeasurement of deferred consideration (three and six months ended June 30, 2023: gain on remeasurement of deferred consideration of EUR 438 and EUR 708) was recorded in the interim unaudited condensed consolidated statements of income (loss) and comprehensive loss.

12   RIGHT OF USE ASSETS

Right of use
Properties
Cost
Balance as at December 31, 2022	1,311
Additions	3,389
Modifications	(256)
Disposal	(74)
Effect of movement in exchange rates	65
Balance as at December 31, 2023	4,434
Additions	161
Modification	79
Effect of movement in exchange rates	38
Balance as at June 30, 2024	4,712

Accumulated Depreciation
Balance as at December 31, 2022	735
Depreciation	579
Disposal	(74)
Effect of movement in exchange rates	(39)
Balance as at December 31, 2023	1,201
Depreciation	373
Effect of movement in exchange rates	14
Balance as at June 30, 2024	1,588

Carrying Amount
Balance as at December 31, 2023	3,233
Balance as at June 30, 2024	3,124

In the three and six months ended June 30, 2024, depreciation expense of EUR 147 and EUR 373 respectively was recognized within selling, general and administrative expenses (three and six months ended June 30, 2023: EUR 84 and EUR 166).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13   INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2022	17,722	12,881	25,473	2,177	309	58,562
Additions	649	8,742	—	—	—	9,391
Effect of movement in exchange rates	(275)	(28)	(715)	(29)	(10)	(1,057)
Balance as at December 31, 2023	18,096	21,595	24,758	2,148	299	66,896
Additions	245	5,104	—	—	—	5,349
Effect of movement in exchange rates	278	73	640	26	(21)	996
Balance as at June 30, 2024	18,619	26,772	25,398	2,174	278	73,241

Accumulated Amortization
Balance as at December 31, 2022	6,111	5,568	4,350	779	49	16,857
Amortization	2,484	5,667	3,238	663	95	12,147
Effect of movement in exchange rates	(150)	35	(136)	(12)	22	(241)
Balance as at December 31, 2023	8,445	11,270	7,452	1,430	166	28,763
Amortization	1,344	4,031	1,624	332	24	7,355
Effect of movement in exchange rates	97	(6)	172	15	24	302
Balance as at June 30, 2024	9,886	15,295	9,248	1,777	214	36,420

Carrying Amount
Balance as at December 31, 2023	9,651	10,325	17,306	718	133	38,133
Balance as at June 30, 2024	8,733	11,477	16,150	397	64	36,821

In the three and six months ended June 30, 2024, amortization expense of EUR 3,787 and EUR 7,355 respectively was recognized within selling, general and administrative expenses (three and six months ended June 30, 2023: EUR 3,077 and EUR 5,628).

14   CASH AND CASH EQUIVALENTS

As at June 30, 2024 and December 31, 2023, cash and cash equivalents consisted of cash held in banks, marketable investments with an original maturity date of 90 days or less from the date of acquisition, and prepaid credit cards.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

15	TRADE AND OTHER RECEIVABLES

Trade and other receivables comprises:

	As at	As at
	June 30,	December 31,
	2024	2023
Trade receivables	17,834	18,641
Sales tax	767	—
Trade and other receivables	18,601	18,641

The following is an aging of the Company’s trade receivables:

	As at	As at
	June 30,	December 31,
	2024	2023
Less than one month	16,438	17,711
Between two and three months	1,630	1,275
Greater than three months	1,928	1,714
	19,996	20,700
Provision for expected credit losses	(2,162)	(2,059)
Trade receivables	17,834	18,641

The balance of accrued income is included in receivables aged less than one month as this balance will be converted to accounts receivable upon issuance of sales invoices.

The following is a continuity of the Company’s provision for expected credit losses related to trade receivables:

Balance as at December 31, 2022	2,435
Net additional provision for doubtful debts	(376)
Balance as at December 31, 2023	2,059
Net additional provision for doubtful debts	103
Balance as at June 30, 2024	2,162

16   PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets comprises:

	As at	As at
	June 30,	December 31,
	2024	2023
Prepayments	2,009	1,200
Deposits	62	83
Other assets	685	372
Prepaid expenses and other assets	2,756	1,655

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

17	TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	June 30,	December 31,
	2024	2023
Trade payables	6,195	7,504
Accrued liabilities	13,535	13,983
Sales tax payable	—	12
Other payables	327	347
Trade payables and other liabilities	20,057	21,846

18 LEASE LIABILITIES

The Company leases various properties mainly for office buildings. Rental contracts are made for various periods ranging up to seven (7) years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Company as a lessee.

Set out below are the carrying amounts of the lease liabilities and the movements for the period:

	June 30,	December 31,
	2024	2023
Balance as at beginning of the period	3,277	638
Additions	161	3,389
Modification	79	(279)
Accretion of interests	60	65
Payments	(350)	(595)
Effect of movement in exchange rates	(33)	59
Balance as at end of the period	3,194	3,277

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

18 LEASE LIABILITIES (CONTINUED)

The maturity analysis of lease liabilities are disclosed below:

	June 30, 2024
	Present value	Total
	of the minimum	minimum
	lease payments	lease payments
Within 1 year	730	767
After 1 year but within 2 years	699	768
Atfter 2 years but within 5 years	1,654	1,934
After 5 years	111	154
	3,194	3,623
Less: Total future interest expenses		(429)
		3,194

The following are the amounts recognized in the consolidated statement of income (loss) and comprehensive loss:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Amortization expense on right of use assets	147	84	373	166
Interest expense on lease liabilities	26	11	60	20
Total amount recognized in the income statement	173	95	433	186

19 PROMISSORY NOTE

On April 24, 2024, the Company obtained a secured promissory note in the principal amount of US$7 million from a member of management. The secured promissory note matures on April 24, 2025 and bears interest at an annual rate of 14%, payable quarterly.

	Six Months Ended June 30,
	2024	2023
Balance as at January 1, 2024	—	—
Promissory note issued	6,532	—
Interest on promissory note	170	—
Balance as at June 30, 2024	6,702	—

In the three and six months ended June 30, 2024, interest expense of EUR 170 was recognized within net interest expense and other financing charges (three and six month ended June 30, 2023: nil).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

20	RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team. Two key management employees are also shareholders in the Company.

Transactions with Shareholders, Key Management Personnel and Members of the Board

Transactions recorded in the consolidated statements of income (loss) and comprehensive loss between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue		28	—	52
Salaries and subcontractors	(760)	(688)	(1,317)	(1,698)
Share based compensation	(450)	(439)	(586)	(1,069)
Professional fees	—	(11)	—	(21)
	(1,210)	(1,110)	(1,903)	(2,736)

Transactions with Wild Streak and Spin Vendors

Certain vendors in the sale of Wild Streak and Spin subsequently became employees of the Company. Transactions recorded in the consolidated statements of income (loss) and comprehensive loss between the Company and these employees are set out in aggregate as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Salaries and subcontractors	(407)	(899)	(882)	(1,625)
Share based compensation	—	(28)	(10)	(45)
Gain (Loss) on remeasurement of deferred consideration	45	438	(600)	708
Interest and financing fees	(340)	(121)	(475)	(258)
	(702)	(610)	(1,967)	(1,220)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

20	RELATED PARTY TRANSACTIONS (CONTINUED)

Consolidated statements of changes in equity	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2024	2023
Shares issued as deferred consideration to Wild Streak Vendors
Shares to be issued	(3,491)	(3,491)
Share capital	3,491	3,491
Shares issued as consideration to Spin Vendors
Share capital	2,139	1,104
Net movement in equity	2,139	1,104

Balances due to/from key management personnel, members of the Board and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	As at	As at
	June 30,	December 31,
	2024	2023
Consolidated statements of financial position
Trade and other receivables	—	40
Trade payables and other liabilities	(772)	(1,945)
Deferred consideration - current	(1,797)	(1,513)
Deferred consideration - non-current	—	(1,426)
Loans payable	(6,702)
Net related party payable	(9,271)	(4,844)

21   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarized below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	June 30,	December 31,
	2024	2023
Trade receivables	17,834	18,641

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

21   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	June 30,	December 31,
	2024	2023
Trade payables	6,195	7,504
Accrued liabilities	13,535	13,983
Convertible debt	463	2,445
Lease obligations on right of use assets	3,194	3,277
Other liabilities	327	347
Loans payable	6,702	—
	30,416	27,556

The carrying values of the financial instruments approximate their fair values.

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	June 30, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	10,850	—	—	10,850	8,796	—	—	8,796

Financial liabilities
Fair value through profit and loss:
Derivative liability	—	154	—	154	—	471	—	471
Deferred consideration	—	1,797	—	1,797	—	2,939	—	2,939
Other liabilities	—	—	269	269	—	—	269	269

Fair value through other comprehensive income:
Other liabilities	—	—	104	104	—	—	104	104

There were no transfers between the levels of the fair value hierarchy during the periods.

During the three and six months ended June 30, 2024, a gain of EUR 45 and loss of EUR 600 (three and six months ended June 30, 2023: gain of EUR 438 and EUR 708 respectively), was recognized in the interim unaudited condensed consolidated statements of income (loss) and comprehensive loss on remeasurement of deferred consideration (Note 11) for financial instruments designated as FVTPL.

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

21   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is not subject to any externally imposed capital requirements.

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at June 30, 2024:

	2024	2025	2026	2027	Thereafter	Total
Trade payables and other liabilities	20,057	—	—	—	—	20,057
Convertible debt	934	—	—	—	—	934
Lease obligations on right of use assets	422	777	758	780	886	3,623
Loans payable	458	6,990	—	—	—	7,448
Other non-current liabilities	1	3	3	7	778	792
	21,872	7,770	761	787	1,664	32,854

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

21   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at June 30, 2024:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	15	16,438	1,630	1,928	19,996
Expected loss rate		2.39%	4.07%	88.28%	10.81%
Expected loss provision	15	394	66	1,702	2,162

Gross accounts receivable includes the balance of accrued income within the aging category of less than one month.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

21   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Concentration risk

For the three and six months ended June 30, 2024, one customer (three and six months ended June 30, 2023: one customer) contributed more than 10% each to the Company’s revenues. Aggregate revenues from this customer totaled EUR 5,461 and EUR 11,870, respectively, for the three and six months period ended June 30, 2024 (three and six months ended June 30, 2023: EUR 8,464 and EUR 16,477 respectively).

As at June 30, 2024, one customer (December 31, 2023: one customer) constituted more than 10% of the Company’s accounts receivable. The balance owed by this customer totaled EUR 2,368 (December 31, 2023: EUR 4,550).

22	SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Six Months Ended June 30,
Cash flows arising from movement in:	2024	2023
Trade and other receivables	(638)	113
Prepaid expenses and other assets	(1,096)	(1,564)
Deferred revenue	—	(338)
Trade payables and other liabilities	(2,191)	(212)
Changes in working capital	(3,925)	(2,001)

Significant non-cash transactions from investing and financing activities are as follows

		Six Months Ended June 30,
	Note	2024	2023
Investing Activity
Settlement of deferred consideration for Spin through share issuance	5,11	(2,139)	(1,104)

Financing Activity
Settlement of convertible debt through share issuance	6	(2,704)	(2,127)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

22	SUPPLEMENTARY CASHFLOW INFORMATION (CONTINUED)

During the period ended June 30, 2024, the Company incurred both cash and non-cash interest expense and other financing charges. The following table shows the split as included in the interim unaudited condensed consolidated statement of loss and comprehensive income (loss):

	Six Months Ended June 30, 2024
	Cash	Non-cash	Total
Interest and financing fees	(308)	—	(308)
Foreign exchange gain (loss)	(44)	—	(44)
Lease interest expense	(60)	—	(60)
Accretion expense on deferred consideration	—	(305)	(305)
Accretion expense on convertible debt	—	(805)	(805)
	(412)	(1,110)	(1,522)

During the period ended June 30, 2023, the Company incurred both cash and non-cash interest expense and other financing charges. The following table shows the split as included in the interim unaudited condensed consolidated statement of loss and comprehensive income (loss):

	Six Months Ended June 30, 2023
	Cash	Non-cash	Total
Interest and financing fees	(113)	—	(113)
Foreign exchange gain (loss)	131	—	131
Lease interest expense	(20)	—	(20)
Accretion expense on deferred consideration	—	(258)	(258)
Accretion expense on convertible debt	—	(704)	(704)
	(2)	(962)	(964)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

23   SEGMENT INFORMATION

Operating

The Company has one reportable operating segment, B2B online gaming.

Geography – Revenue

Revenue from continuing operations was generated from contracted customers in the following jurisdictions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Netherlands	6,774	9,461	14,570	18,082
Malta	6,054	4,765	10,647	9,076
Curacao	5,372	4,895	10,615	9,697
Belgium	1,160	949	2,310	1,484
United States	1,094	984	2,279	2,201
Croatia	1,026	1,050	2,130	1,916
Cyprus	612	284	1,015	515
Other	2,769	2,341	5,106	4,617
Revenue	24,861	24,729	48,672	47,588

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	June 30,	December 31,
	2024	2023
United States	70,205	71,132
Other	3,433	3,143
Non-current assets	73,638	74,275

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

24   INCOME TAXES

The components of income taxes recognized in the interim unaudited condensed consolidated statements of financial position are as follows:

	As at	As at
	June 30,	December 31,
	2024	2023
Income taxes payable	718	917
Deferred income tax liabilities	699	852

The components of income taxes recognized in the interim unaudited condensed consolidated statements of income (loss) and comprehensive loss are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Current period	120	526	453	926
Current income taxes	120	526	453	926
Deferred income tax recovery	135	—	(154)	—
Deferred income tax recovery	135	—	(154)	—
Income taxes	255	526	299	926

There is no income tax expense recognized in other comprehensive income (loss).

	As at	As at
	June 30,	December 31,
	2024	2023
Deferred tax assets
Lease liability	1	—
Non-capital losses carried forward	511	348

Deferred tax liabilities
Goodwill and intangible assets	(767)	(852)
Convertible debt	(444)	(348)
Deferred income tax liabilities	(699)	(852)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTHS PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

24   INCOME TAXES (CONTINUED)

The effective income tax rates in the interim unaudited condensed consolidated statements of income (loss) and comprehensive loss were reported at rates different than the combined Canadian federal and provincial statutory income tax rates for the following reasons:

	Six Months Ended June 30,
	2024	2023
	%	%
Canadian statutory tax rate	26.5	26.5
Effect of tax rate in foreign jurisdictions	(0.2)	(5.3)
Impact of foreign currency translation	—	13.0
Non-deductible and non-taxable items	(10.0)	21.5
Change in tax benefits not recognized	(23.8)	45.7
Adjustment of prior year tax payable	—	2.1
Other	—	8.5
Effective Income Tax Rate Applicable to Loss Before Income Taxes	(7.5)	112.0

25	CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.

26	SUBSEQUENT EVENTS

Between the reporting date and the date of these interim unaudited condensed consolidated financial statements, Lind delivered notices to convert debt to common shares with a face value totalling USD 1,000, for which the company elected to settle the debt in cash upon delivery of cash in-lieu of shares conversion notice for a total of USD 1,030 and was settled in full.